FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, May 12, 2010

FAIRFAX ANNOUNCES STANDBY COMMITMENT FOR SFK PULP FUND RIGHTS OFFERING

(Note: All dollar amounts in this press release are expressed in Canadian dollars unless otherwise indicated.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announced today that it has entered into a standby purchase agreement with Fibrek Inc. (“Fibrek”) and SFK Pulp Fund (“SFK”) in connection with a $40 million rights offering (the “Rights Offering”) to be launched following the conversion of SFK from an income trust to a corporation (the “Conversion”).  The Rights Offering is part of a series of refinancing transactions announced by SFK today which also include a US$75 million five-year term loan and $75 million three-year asset-based secured revolving facility with third party lenders.  A meeting of unitholders of SFK is scheduled for May 19, 2010 to consider and approve the Conversion.  If approved, Fibrek will be the successor entity of SFK following the Conversion.

Pursuant to the standby purchase agreement, Fairfax has agreed, in exchange for a fee and subject to completion of the Conversion and the other components of the refinancing transactions and other customary closing conditions, to provide a standby commitment to purchase any common shares of Fibrek that are not otherwise purchased under the Rights Offering at the expiration time.  Fairfax, through the investment portfolios of its insurance company subsidiaries, currently holds 17,443,300 units of SFK, representing approximately 19.28% of the outstanding units.  In accordance with the terms of the Conversion, such units will be converted into an equal number of common shares of Fibrek representing the same percentage of the outstanding common shares.  Fairfax also owns convertible debentures of SFK (the “Convertible Debentures”) that are convertible into 1,250,000 units of SFK.  Assuming conversion of the Convertible Debentures owned by Fairfax, Fairfax would beneficially own 18,693,300 units of SFK representing approximately 20.38% of the outstanding units.  Following the Conversion, the Convertible Debentures will be convertible into the same number of common shares of Fibrek.  Pricing for the Rights Offering is to be determined based on a formula contained in the Standby Purchase Agreement and will be calculated at the time of filing of the final prospectus for the Rights Offering.  As the pricing for the Rights Offering will not be finally determined until a later date and the number of common shares to be purchased by other shareholders upon the exercise of rights is unknown, there is no way to determine the number of additional common shares of Fibrek that Fairfax may acquire pursuant to the Rights Offering.

The standby purchase agreement has been entered into for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional units of SFK, common shares of Fibrek or additional Convertible Debentures from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information or to obtain a copy of the early warning report filed with respect to this press release, contact:

Greg Taylor, Chief Financial Officer, at (416) 367-4941
Media Contact, Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946